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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           AEHR TEST SYSTEMS
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                            (Name of Issuer)

                              Common Stock
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                    (Title of Class of Securities)

                                00760J108
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                              (CUSIP Number)

                              Rhea J. Posedel
                          C/O Aehr Test Systems
                             400 Kato Terrace
                            Fremont, CA 94539
                              (510-623-9400)
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            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                            February 13, 2015
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              SCHEDULE 13D

CUSIP No. 00760J108
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  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Rhea J. Posedel.
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  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
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  (3)  SEC USE ONLY
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  (4)  SOURCE OF FUNDS (See Instructions)

       PF
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  (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) / /
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  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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Number of                  (7)  SOLE VOTING POWER  1,210,768
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  1,210,768
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
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 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,210,768
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 (12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  / /
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 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.4%
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 (14)  TYPE OF REPORTING PERSON (See Instructions)
       IN
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Item 1. Security and the Issuer

        This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Aehr Test Systems, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 Kato Terrace, Fremont, CA 94539.

Item 2. Identity and Background

       (a) This Statement is filed on behalf of Rhea J. Posedel ("Mr.
           Posedel")

       (b) The address of Mr. Posedel is 400 Kato Terrace, Fremont, CA
           94539.

       (c) Mr. Posedel is a founder of the Company and is presently Chairman of the Board of Directors; he has held this position since the Company formation. Additionally, he has held several positions in the Company: Executive Chairman from January 2012 to March 2013, Chief Executive Officer from 1977 through January 2012, and President from 1977 through May 2000.

       (d) Mr. Posedel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Mr. Posedel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Posedel is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration

         The funds used by Mr. Posedel to acquire beneficial ownership of the Issuer's Common Stock were personal funds.

Item 4.  Purpose of Transaction

         Mr. Posedel acquired the Company's stock for investment purposes.

Item 5.  Interest in Securities of the Issuer

       (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 12,833,280 shares of Common Stock outstanding, which is the total number of shares outstanding as of this filing date, and assumes the exercise of the 150,468 options held by Mr. Posedel which are exercisable within 60 days of this filing date.

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           Mr. Posedel may be deemed to beneficially own in the
           aggregate 1,210,768 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common
           Stock.

       (b) Mr. Posedel owns 44,686 shares of Common Stock directly, and 150,468 options to purchase shares of Common stock which are exercisable within 60 days of this filing date. Rhea J. Posedel Family Trust, of which Mr. Posedel is Trustee, and has sole voting and dispositive power, owns 1,015,614 shares of Common Stock.

       (c) None.

       (d) No person other than Mr. Posedel, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

       (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           None.

Item 7.   Material to Be Filed as Exhibits

	None.





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                                SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2015

                                         RHEA J. POSEDEL.

                                         By: /S/ Rhea J. Posedel
                                         ------------------------
                                         Name: Rhea J. Posedel
Dated: February 13, 2015


                                         Rhea J. Posedel Family Trust
                                         By: /S/ Rhea J. Posedel
                                         -----------------------------
                                         Rhea J. Posedel ,Trustee